

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 6, 2011

Mr. Ian P. Cleminson
Chief Financial Officer
Innospec, Inc.
8375 South Willow Street
Littleton, Colorado 80124

> **RE: Innospec, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Form 10-Q for the Period Ended March 31, 2011**
> **File No. 1-13879**

Dear Mr. Cleminson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 33

2. We note your disclosures regarding policy for goodwill. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill,

please disclose if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value. To the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;
- Explain how the assumptions and methodologies in the current year have changed since the prior year, if applicable, highlighting the impact of any changes; and
- A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Results of Operations

Results of Operations - Fiscal 2010 Compared to Fiscal 2009, page 35

3. Please provide a more robust explanation for the changes in your effective tax rate for all periods presented. In particular please address each year-to year change in the foreign income inclusions, tax credits and rate differentials. The discussion may need to address sales changes by region, or country in order to provide transparency.

Liquidity and Financial Condition, page 43

Cash, page 43

4. Given your significant foreign operations, please consider enhancing your liquidity disclosure to address the following:
   - Disclose the amount of foreign cash and cash equivalents, and the amount, that if distributed to the parent, would have adverse tax implications; and
   - Discuss the tax implications if the foreign cash and cash equivalents are needed for your operations in the U.S.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Financial Statement

Note 2. Accounting Policies

Property, Plant and Equipment, page 59

5. Please disclose whether you allocate a portion of your depreciation and amortization to cost of goods sold. If you do not allocate depreciation and amortization to cost of goods sold, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B. If depreciation and amortization are not allocated to cost of goods sold, please remove the gross profit subtotal from the filing. In addition, please ensure that your disclosures throughout the filing relating to cost of goods sold indicate that it is exclusive of depreciation and amortization.

Note 8. Goodwill, page 78

6. Please clarify your accounting for Goodwill. In particular it appears that you have identified reporting units/components which appear to equal your operating segments that you have aggregated into business segments, which appear to equal your reportable segments. You believe that your business segment is the appropriate level to test Goodwill. Then you refer to determining the fair value of your reporting units. Please consider that the way you have disclosed this may be somewhat unclear. Please provide for us and revise future filings to clearly indicate your reporting units, operating segments and reportable segments and the level at which you determine fair value. In your supplemental response, please specifically identify all reporting units, operating segments and provide a brief summary of your reasoning as to aggregation.

Note 18. Commitments and Contingencies

Contingencies, page 91

7. Tell us whether there is a reasonable possibility that a material loss or additional loss may have been incurred related to NewMarket Corporation. Please disclose the range of reasonably possible losses above the amount accrued, if applicable or state that they cannot be estimated. If you believe that they cannot be estimated, please supplementally tell us why not and describe for us your efforts to perform the estimate. Please also disclose the amount of damages sought, if specified; and the amount of any accrual, if necessary for an understanding of these matters. Refer to ASC 450-20-50.

Note 21. Subsequent Events, page 94

8. You disclosed that you have evaluated subsequent events up to and including February 18, 2011, which is the date the consolidated financial statements were issued. Please note that an SEC filer is no longer required to disclose the date through which subsequent events have been evaluated. Refer to Accounting Standards Update No. 2010-09.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant